Exhibit 99.2

July 11, 2023

Structured Alpha LP

c/o Thomvest Asset Management Ltd.

65 Queen Street West, Suite 2400

Toronto, ON Canada

M5H 2M8

Dear Sirs/Madams:

Re: Voting and Support Agreement

I, the individual whose name is set forth on the signature page attached to this Agreement, understand that Structured Alpha LP (the “Purchaser” or “you”) and Liminal BioSciences Inc. (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company pursuant to Section 192 of the Canada Business Corporations Act, which will result in your acquisition of all of the outstanding common shares of the Company (other than common shares already owned by you) (the “Shares”). I am, or one of my affiliates or associates is, the registered or beneficial owner of such number of Shares (the “Holder Shares”) and other rights (together with the Holder Shares, the “Holder Securities”) to acquire Shares as set forth on the signature page attached to this Agreement. All terms used and not defined herein that are defined in the Arrangement Agreement shall have the respective meanings given to them in the Arrangement Agreement;

I hereby agree, solely in my capacity as securityholder of the Company and not in my capacity as an officer or director of the Company:

(a)
to vote or to cause to be voted the Holder Securities, and any other securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof (including without limitation any Shares issued upon further exercise of options or other rights to purchase Shares), if any, (x) in favour of the Arrangement, any other matter necessary for the completion of the Arrangement and any of the transactions contemplated by the Arrangement Agreement at the Company Meeting; and (y) against approval of any action, proposal, transaction or agreement that could reasonably be expected to impede, delay, discourage, adversely affect, inhibit or prevent the timely completion of, or is otherwise inconsistent with the Arrangement or the fulfillment of the Company’s conditions under the Arrangement Agreement;
(b)
to deliver or to cause to be delivered in accordance with the instructions set out in the Company Circular, on or before the second business day prior to the Company Meeting, duly executed proxies or voting instruction forms voting in favour of the Arrangement (with copies to you) and such proxies or voting instruction forms shall name those individuals as may be designated by the Company in the Company Circular and shall not be revoked, withdrawn or modified without your prior written consent;
(c)
not to exercise any rights of dissent in connection with the Arrangement;
(d)
prior to the Company Meeting, not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign or otherwise enter into any monetization transaction with respect to any of the Holder Securities or any right or interest therein (legal or equitable), to any Person or group of Persons , without your prior written consent, except to one or more entities directly or indirectly wholly-owned or controlled by me, other than: (i) to authorize the Company to withhold Shares that may otherwise be due to me pursuant to the exercise or settlement of Holder Securities or sell (or authorize the Company to sell) any Shares to fund employee withholding taxes which must be remitted with respect to the exercise or settlement of Holder Securities, or (ii) to sell Holder Shares to fund the exercise price upon the exercise or settlement of Holder Securities; it being understood that nothing in this Agreement will prohibit the undersigned from, directly or indirectly, sell, transfer, pledge or assign or agree to do the foregoing with respect to any of the Holder Securities or any interest therein following the Company Meeting; and
(e)
to the details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company or you or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement and this Agreement being made publicly available, including by filing on SEDAR and/or EDGAR, without redaction other than certain contact information set out herein.

Notwithstanding any provision of this Agreement to the contrary, you hereby agree and acknowledge that I am executing this Agreement and am bound hereunder solely in my capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind me in my capacity as an officer or director of the Company. Nothing contained in this Agreement shall limit or affect any actions or omissions I may take in my capacity as a director or officer of the Company or limit or restrict in any way the exercise of my fiduciary duties as director or officer of the Company including, without limitation, responding in my capacity as a director or officer of the Company to an Acquisition Proposal and making any determinations in that regard in the exercise of my fiduciary duties, and no such actions or omissions shall be deemed a breach of this Agreement.

I hereby represent and warrant that (a) I am, or one of my affiliates or associates is, the sole registered and/or beneficial owner of the Holder Securities, with good and marketable title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and I have the sole right to vote (in the case of Holder Shares) and sell (in the case of transferable Holder Securities) all of the Holder Securities, (b) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned or the applicable holder of any of the Holder Securities or any interest therein or right thereto, and (c) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Holder Securities (other than securities that are not entitled to acquire Shares).

I hereby acknowledge that any new Holder Securities acquired by the undersigned after the execution of this Agreement will be subject to the terms of this Agreement as though owned by the undersigned on the date of this Agreement.

This Agreement shall terminate and be of no further force and effect upon the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms, (b) the mutual agreement in writing of the undersigned securityholder and Purchaser or (c) the Effective Time. If this Agreement is terminated, the provisions of this Agreement will become void and of no further force or effect without liability of any party to the other parties.

This Agreement and all Proceedings arising in whole or in part under or in connection herewith will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Each party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

The parties agree that irreparable harm will occur for which money damages will not be an adequate remedy at Law in the event that any of the provisions of this Agreement are not performed by any of the parties in accordance with their terms or are otherwise breached. It is accordingly agreed that in the event of a breach or threatened breach of the provisions of this Agreement by a party hereto, the other party hereto shall be entitled to seek an injunction or injunctions and other equitable relief and shall be entitled to apply for an order or orders for specific performance as may be necessary to ensure that the other party complies with and performs its obligations under this Agreement. Each party hereto hereby agrees not to seek the posting of any security bond or other assurance in respect of such injunctive or other equitable relief. Such remedies will not be deemed to be exclusive remedies for any breach of this Agreement and will be in addition to all other remedies available at Law or equity.

This Agreement may be executed in any number of counterparts (including counterparts by electronic copies) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the undersigned, upon which this letter as so accepted shall constitute a legal, valid and binding agreement among us.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)
Address:

(Number of Common Shares)

(Number of Stock Options)

(Number of Restricted Share Units)

[Signature Page – Voting Agreement]

Accepted and agreed as of the date first written above.

STRUCTURED ALPHA LP, by its general partner, THOMVEST ASSET MANAGEMENT LTD.
By:
Name: Title:

[Signature Page – Voting Agreement]